Exhibit 99.1

NewsRelease

TransCanada to Construct
Coastal GasLink Pipeline Project

Pipeline to proceed following sanctioning of LNG Canada facility

CALGARY, Alberta - October 2, 2018 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) announced today that it will proceed with construction of the Coastal GasLink pipeline project (Coastal GasLink) after a decision to sanction the LNG Canada natural gas liquefaction facility in Kitimat, British Columbia (B.C.) was announced earlier today by the joint venture participants of LNG Canada, a consortium comprised of Shell, PETRONAS, PetroChina, Mitsubishi Corporation and KOGAS (the LNG Canada Participants).

“Today’s announcement signifies an important step forward for Coastal GasLink as well as for the province of B.C. and the country,” said Russ Girling, TransCanada’s president and chief executive officer. “The magnitude of the work undertaken over the past six years has been extensive. It demonstrates the commitment of our teams, our partners, B.C. communities and Indigenous groups to work together toward a single goal of fostering an LNG industry off Canada’s West Coast that will help maximize the value of our important natural gas resources in a sustainable and responsible way.”

Coastal GasLink is a 670-kilometre (420 mile) pipeline designed to transport natural gas from the Montney gas-producing region near Dawson Creek, B.C. to the LNG Canada facility in Kitimat. The pipeline will have an initial capacity of approximately 2.1 billion cubic feet per day (Bcf/day) with the potential for expansion of up to approximately 5 Bcf/day. Construction activities are expected to begin in early 2019 with a planned in-service date in 2023.

The estimated Cdn$6.2 billion project is underpinned by 25-year transportation service agreements (with additional renewal provisions) entered into with the LNG Canada Participants and includes pre-development costs to date of approximately $470 million. The majority of the spend on construction will occur in 2020 and 2021. Subject to terms and conditions, differences between the estimated capital cost and final cost of the project will be recovered in future pipeline tolls. As part of the funding plan, TransCanada intends to explore joint venture partners and project financing for Coastal GasLink and has retained RBC Capital Markets as advisors.

“Once constructed, Coastal GasLink will become a critical component of British Columbia’s natural gas pipeline infrastructure, connecting our abundant, low-cost natural gas resources to global markets,” added Girling. “Solid underlying market fundamentals, combined with robust commercial support for the project, position us to prudently fund Coastal GasLink over its multi-year construction along with our existing $28 billion near-term capital program in a manner consistent with our long-established strong financial profile.”

The Coastal GasLink project was first proposed in 2012 after TransCanada was selected as LNG Canada’s pipeline partner of choice to design, build, own and operate the pipeline system. Since then, the Coastal GasLink team has completed significant project work and successfully achieved key milestones through its extensive environmental and field studies, regulatory approvals, and consultation and engagement programs with local communities and Indigenous groups in the design and planning of the project. The project received its Environmental Assessment Certificate in 2014, after submitting an extensive 7,200-page application to the B.C. Environmental Assessment Office (EAO) and participating in a thorough public comment period culminating in a robust two-year environmental and technical review to obtain the permits. Necessary regulatory permits from the B.C. Oil and Gas Commission (OGC) followed shortly afterward, providing Coastal GasLink with all the necessary regulatory permits to proceed with construction.

The Coastal GasLink Pipeline project will employ 2,000-2,500 people during construction and generate approximately $20 million a year in ongoing property tax benefits to B.C. communities, creating economic stimulus and additional funds to address community needs both locally and provincially.

Project Highlights Include:

•	The receipt of all necessary major regulatory permits required to proceed with construction

•
Conducting over 441,000 hours of environmental field studies to assess aquatic habitat, wildlife, terrain, soils, vegetation and wetlands, atmospheric environment, hydrology, archeological resources and timber

•	Successfully completing all necessary field work in preparation for construction-related activities along the pipeline route

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Working directly with Indigenous groups to provide meaningful opportunities for input in project planning. To date, more than one-third of all field work completed on the project has been conducted by Indigenous people

•	Confirming approximately $2.8 billion in construction contracts to the project’s four prime contractors

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Directly awarding $620 million to Indigenous businesses and contractors for construction activities, with an additional $400 million anticipated to both B.C. northern communities and Indigenous communities during the construction period, totaling approximately $1 billion of local spend in the province of B.C.

•	Signing project and community agreements with all 20 elected Indigenous bands along the pipeline route, confirming strong support from Indigenous communities across the province

“Our team has demonstrated that we have the knowledge and expertise to move this important project forward safely and responsibly, with the full understanding that our success comes from the close working relationships we have developed with our Indigenous and local B.C. communities. It is time to build this pipeline. We are ready to do that and want to express our deepest gratitude to those communities and First Nations groups who have supported our project over the past six years,” concluded Girling.

For more information, please follow us on Twitter @CoastalGasLink and @TransCanada; and on Facebook and connect with us on LinkedIn.

About TransCanada

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated August 2, 2018 and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jacquelynn Benson
403.920.5742 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
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403.920.7911 or 800.361.6522